SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

17 October 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
            Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

London,
17

October
2008

BTG PLC ("BTG") and
PROTHERICS PLC

("
Protherics
")

Offer Update
:

Posting of Scheme Document
/Receipt of letters of intent

Further to the announcement
of the
 recommended all
share
offer
by BTG plc (
"BTG"
) for Protherics on 18 September 2008
(the
"Recommended Offer"
)
, the
 board of BTG and the
Independent
Protherics
Directors
 are pleased to announce that the Scheme Document
 relating to the
Recommended
Offer is being posted to
Protherics

Shareholders today
, together with a copy of the BTG Prospectus relating to the New BTG Shares to be issue
d
 in connection with the Recommended Offer
.
  In addition, the BTG Prospectus and BTG Circular are today being sent to BTG Shareholders.

The
Recommended
Offer is being implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (the
"Scheme"
), and the Scheme Document contains notices of the Court Meeting and

Protherics
EGM
 required to approve the Scheme, which
have been convened for
Tuesday 11 November
2008.

The Recommended Offer is also conditional, among other things, on the approval of BTG Shareholders at the BTG EGM, which has been convened for Wednesday 5 November 2008.

In addition, i
n accordance with Rule 8.4 of the Code,
BTG and
Protherics
each
hereby announces that
they
 have
 received the following letters of intent from Aviva Investors Global Services Limited and from Invesco Asset Management Limited, the ir
 largest shareholders respectively
, to vote in favour of the Acquisition
.
  Together, these letters of intent relate to approximately 24.1 per cent. of the existing issued share capital of Protherics and approximately 29.7 per cent.
of the existing issued share capital of BTG.

Aviva Investors
 Global Services Limited, which is the largest shareholder in Protherics, has delivered a non-binding letter of intent to Protherics and BTG dated 16 October 2008 confirming its intention to vote, or procure the vote, in favour of the resolutions at the Court Meeting and
Protherics
EGM in respect of 45,971,166 Protherics Shares, representing approximately 13.4 per cent. of the existing issued share capital of Protherics.

Invesco Asset
Management
 Limited
, which
is the largest shareholder in BTG and one of the largest shareholders in Protherics
,
 has delivered non-binding letters to Protherics and BTG dated 1
6
 October 2008 respectively confirming its intention to vote in favour of the resolutions at the Court Meeting and
Protherics
EGM (in its capacity as a Protherics Shareholder) and the BTG EGM (in its capacity as a BTG Shareholder)
.
  These letters of intent relate to 35,500,201 Protherics Shares and 44,958,074 BTG Shares respectively representing approximately 10.7 per cent. of the existing issued share capital of Protherics and approximately 29.7 per cent. of the existing issued share capital of BTG.

Protherics

will submit
 two copies of the Scheme Document
and BTG will submit two copies of the BTG Prospectus and BTG Circular to the UK Listing Authority, as required under
 LR
 9.6.1R of the Listing Rules. These will be available for inspection shortly at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
  The BTG Prospectus will also be published and available for inspection on BTG's website (
www.btgplc.com
).

Participants in the Protherics Share Scheme
s will shortly be sent further details of the actions they can take in respect of their outstanding options and awards.

Capitalised terms used but not defined in this announcement have the same meanings as set out in the announcement dated 18 September 2008 referred to above.

Enquiries

BTG
Christine Soden , Chief Financial Officer Andy Burrows, Director of Investor Relations	Tel: 020 7575 0000

Protherics
Rolf Soderstrom, Chief Financial Officer Nick Staples, Director of Corporate Affairs	Tel: 020 7246 9950

Rothschild (financial adviser to BTG)
Dr Lynn Drummond	Tel: 020 7280 5000

Jefferies (financial adviser to Protherics)
Ian Crosbie Chris Snoxall (corporate broking)	Tel: 020 7029 8000

Piper Jaffray (joint broker and advisor to BTG)
Neil Mackison / Jamie Adams	Tel: 020 3142 8700

Credit Suisse (joint broker and advisor to BTG)
Stephanie Leouzon / Tristan Lovegrove	Tel: 020 7888 8000

Nomura Code Securities (broker to Protherics)
Chris Collins	Tel: 020 7776 1200

Financial Dynamics
Ben Atwell	Tel: 020 7831 3113

Rothschild, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and sponsor to BTG in connection with the Recommended Offer and no-one else and will not be responsible to anyone other than BTG for providing the protections afforded to customers
 of Rothschild nor for providing advice in relation to the Recommended Offer nor any other matter referred to in this announcement.

Jefferies, which is authorised and regulated in the UK by the Financial Services Authority, is acting as financial adviser and broker to Protherics in connection with the Recommended Offer and no-one else and will not be responsible to anyone other than Protherics for providing the protections afforded to clients of Jefferies nor for providing advice in relation to the Recommended Offer nor any other matter referred to in this announcement.

This announcement is not intended to and does not constitute or form part of, an offer or invitation to sell or subscribe for or acquire or exchange securities in BTG or Protherics or a solicitation of any vote or approval in any jurisdiction pursuant to the Recommended Offer or otherwise. The full terms and conditions of the Scheme will be set out in the Scheme Document. Protherics Shareholders are advised to read carefully the formal documentation in relation to the Recommended Offer, once it is dispatched. In deciding whether or not to approve the Scheme, Protherics Shareholders must rely solely on the terms and conditions of the Recommended Offer and the information contained, and the procedures described, in the Scheme Document.

The distribution of this announcement in jurisdictions other than the UK and the implications of the Scheme for Protherics Shareholders outside the UK may be affected by the laws of the relevant jurisdictions. Protherics Shareholders outside the UK should inform themselves about and observe any applicable requirements. It is the responsibility of each Protherics Shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required to be observed and the payment of any issue, transfer or other taxes in such jurisdictions. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Cautionary note on forward looking statements
This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of BTG and Protherics and certain plans and objectives of the BTG Board
, the Protherics Directors
 and the Independent Protherics Directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend",
"plan", "goal", "believe", "will", "may", "should", "would", "could" or other words of similar meaning. These statements are based on assumptions and assessments made by the BTG Board
, the Protherics Directors
 and/or the Independent Protherics Directors in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although the BTG Directors
.

the Protherics Directors
 and Independent Protherics Directors believe that the expectations reflected in such forward-looking statements are reasonable, they can give no assurance that such expectations will prove to have been correct and assume no obligation to update or correct the information contained in this document and BTG and Protherics therefore caution you not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 17 October 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director